Exhibit 99.1

DESCRIPTION OF CAPITAL STOCK OF WEST COAST BANCORP

        West Coast Bancorp’s articles of incorporation (“Articles”) authorize the issuance of up to 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. The following description of West Coast’s capital stock is not a complete description of West Coast’s Articles or bylaws, or of applicable law, and is qualified in all respects by reference thereto.

Common Stock

        The holders of West Coast common stock are entitled to voting rights, including one vote per share on all matters on which shareholders are entitled to vote. Holders of common stock are entitled to receive dividends or other distributions when and as declared by West Coast’s board of directors out of any funds lawfully available therefor and, in the event of liquidation, are entitled to participate ratably in the distribution of assets remaining after payment of liabilities, in each case subject to any preferential rights granted to any series of preferred stock that may then be outstanding. Holders of common stock do not have preemptive rights to purchase additional shares or rights to cumulate votes with respect to the election of directors.

Preferred Stock

        West Coast’s Articles authorize its board of directors, without further shareholder approval, to issue preferred stock in one or more series and to determine and fix the preferences, limitations, voting rights, and relative rights of the preferred stock or any series thereof, including dividend rights and rights on liquidation. Accordingly, West Coast’s board of directors may designate series of preferred stock with dividend or liquidation preferences over the common stock without a vote of holders of common stock. West Coast has no preferred stock outstanding at this time.

        Notwithstanding the foregoing, under West Coast’s Articles, before its board of directors may designate a series of preferred stock the board must first obtain an affirmative vote of the holders of a majority of shares then entitled to vote if it has received notice or is otherwise aware of any transaction or other event pursuant to which (i) any person is or proposes to become the beneficial owner of 10 percent or more of West Coast’s then outstanding voting securities, subject to certain exceptions set forth in the Articles, or (ii) West Coast or any of its subsidiaries representing 50 percent or more of its assets would be a party to a merger or consolidation in which less than 50 percent of the surviving corporation (or its parent) would be owned by persons who were shareholders of West Coast prior to such merger or consolidation. As a result of this provision, West Coast will not be able to designate and issue shares of a new series of preferred stock as an anti-takeover device under certain circumstances.

Certain Provisions of West Coast’s Articles of Incorporation

        Consideration of Non-Monetary Factors. West Coast’s board of directors, when evaluating any offer of another party to (a) make a tender or exchange for any equity security of West Coast, (b) merge or consolidate West Coast with another corporation, or (c) purchase or acquire all or substantially all of the properties and assets of West Coast, may, in connection with the exercise of its judgment in determining what is in the best interest of West Coast and its shareholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers, suppliers and other constituents of Bancorp and its subsidiaries and on the communities in which Bancorp and its subsidiaries operate or are located.

        Super-Majority Approval Requirements. Unless West Coast’s board of directors approves by an affirmative vote of more than 75 percent of the directors then in office a proposal for (a) a change in control (as defined in the Articles) or (b) any sale, lease, exchange, or other disposition of all or substantially all of Bancorp’s property, shareholders representing 66-1/3 percent of all classes of capital stock must approve such a transaction.